ATTACHMENT TO FORM 144

     Section 2(c). The Trustee is a 10% or greater stockholder. In addition, the beneficiary of the Trust is the CEO and a director of the Issuer.

     Section 3(d). The value used is as of June 1, 2004.

     Table I: Shares were originally acquired by Alfred Hoffman, Jr., on July 14, 1995, as a result of his investment in Communities Investor Limited Partnership, the predecessor to WCI Communities, Inc.

     REMARKS:

     This Form 144 is being filed in conjunction with an SEC Rule 10B5-1 Trading Plan entered into on June 3, 2004, by Mary-Ann Wilson as Trustee of the Alfred Hoffman, Jr. 2003 Long Term Trust.

     In accordance with the procedures described in the Commission’s interpretive letter to Goldman, Sachs & Co. dated December 20, 1999, the shares noticed in Section 3(c) of this Form 144 are expected to be subject to pre-paid forward sale contracts to be entered into between Mary-Ann Wilson, Trustee of the Alfred Hoffman Jr. 2003 Long Term Trust (“Trustee”) and the broker named in Section 3(b) of this Form 144. Each pre-paid forward sale contract will provide for an up-front cash payment to Trustee. The amount of such payment will be based upon the then-current market price of WCI Common Stock. Upon the expiration of each contract (approximately two years following the cash payment to Trustee), Trustee will be obligated to deliver a specified number of shares of WCI Common Stock or instead make a cash settlement. Trustee intends to pledge the shares subject to the pre-paid forward sale contracts to secure the Trust’s obligations thereunder.

OMB APPROVAL
OMB Number: 3235-0101
Expires: December 31, 2006
Estimated average burden hours per response...2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a)	Name of Issuer	(b)	IRS Ident. No.	(c)	S.E.C. File No.

	WCI Communities, Inc.		59-2857021		1-9186

(d)	Address of Issuer			(e)	Telephone

	24301 Walden Center Drive		Bonita Springs , FL 34134		239 498-8500

	(Street)		(City) (State) (Zip Code)		(Area Code) (Number)

2(a)	Name of Person For Whose Account the Securities are to be Sold	(b)	IRS Ident. No.	(c)	Relationship to Issuer

	Mary-Ann Wilson, Trustee of the Alfred Hoffman Jr. 2003 Long Term Trust		N/A		See attachment

(d)	Address

	401 N. Michigan Ave., Ste. 1900		Chicago , IL 60611

	(Street)		(City) (State) (Zip Code)

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (Mo/Day/Yr) (See Instr. 3(f))	(g) Name of Each Securities Exchange (See Instr. 3(g))

Common	UBS Securities, LLC 677 Washington Boulevard Stamford, CT 06901		250,000	5,817,500	44,800 M	6/3/04	NYSE

Common	UBS Securities, LLC 677 Washington Boulevard Stamford, CT 06901		250,000	5,817,500	44,800 M	6/3/04	NYSE

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s I.R.S. Identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and Address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common	6/23/03	Contribution from grantor of Trust See Attachment	Alfred Hoffman, Jr.	500,000	N/A	N/A

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Not Applicable

REMARKS:

See Attachment for additional information

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

June 3, 2004 DATE OF NOTICE	/s/ Mary-Ann Wilson, Trustee (SIGNATURE)

The notice shall be signed by the persons for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)